Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 22
DATED JUNE 8 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 22 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 22 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 21 dated May 28, 2004, Supplement No. 20 dated May 24, 2004, Supplement No. 19 dated May 20, 2004, Supplement No. 18 dated May 3, 2004, Supplement No. 17 dated April 28, 2004, Supplement No. 16 dated April 20, 2004, Supplement No. 15 dated April 12, 2004, Supplement No. 14 dated March 25, 2004, Supplement No. 13 dated March 15, 2004, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and March 9, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Huebner Oaks Center, San Antonio, Texas

On June 8, 2004, we purchased an existing shopping center known as Huebner Oaks Center, containing 286,738 gross leasable square feet. The center is located at I-10 and Huebner Road, in San Antonio, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $79,721,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $278 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Bed, Bath & Beyond, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Bed, Bath & Beyond	35,009	12	10.62	03/97	01/08

For federal income tax purposes, the depreciable basis in this property will be approximately $60,006,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Huebner Oaks Center was built between 1997 and 1998. As of June 1, 2004, this property was 97% occupied, with a total 278,515 square feet leased to fifty-five tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Yankee Candle	2,028	02/05	54,756	27.00
Mattress Firm	2,942	05/05	64,724	22.00
Compass ATM	60	07/05	20,000	N/A
AAA Texas	3,682	11/05	77,322	21.00
Marble Slab	1,542	12/05	37,008	24.00
Kinko's	4,760	02/06	92,249	19.38
EB Game World	1,160	08/06	32,480	28.00
Pier 1 Imports	8,990	02/07	182,137	20.26
Old Navy	14,000	03/07	196,000	14.00
Shoes 4 Kids	1,000	02/07	26,500	26.50
La Madeleine	4,200	03/07	86,100	20.50
Moon Mippy	930	04/07	26,296	28.28
Club Humidor	2,254	06/07	54,096	24.00
Cingular Wireless	2,502	06/07	59,631	23.83
Saltgrass Restaurant	8,036	06/07	104,609	13.02
All Ashore Sportswear	1,264	07/07	27,808	22.00
Pearle Vision	2,721	07/07	68,025	25.00
Beauty First	3,681	09/07	77,301	21.00
Verizon Wireless	1,803	10/07	45,075	25.00
Oreck Homecare	1,103	10/07	24,266	22.00
Bed, Bath & Beyond	35,009	01/08	371,796	10.62
Frankly Fake Copy	854	01/08	24,541	28.74
Ross Stores	28,200	01/08	267,900	9.50
Men's Wearhouse	4,500	02/08	88,020	19.56
Fire Wok	2,500	03/08	52,500	21.00
Ride Away Bicycles	3,917	04/08	58,755	15.00
Claire's Boutique	1,200	08/08	33,600	28.00
Sports Clips	1,057	09/08	26,425	25.00
Gap Kids	8,500	09/08	180,540	21.24
Victoria's Secret	4,500	09/08	94,500	21.00
Bath & Body Works	2,500	09/08	58,750	23.50
Lane Bryant	4,500	09/08	94,500	21.00
Banana Republic	5,964	09/08	114,807	19.25
California Pizza Kitchen	4,301	10/08	118,708	27.60
Starbucks	1,690	10/08	38,870	23.00
GNC	1,155	10/08	28,875	25.00
Hallmark Creations	6,416	10/08	130,566	20.35
Barbeques Galore	4,498	11/08	124,145	27.60
Abercrombie & Fitch	6,766	11/08	135,320	20.00
Casual Male Big & Tall	3,914	12/08	90,022	23.00

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Eddie Bauer	6,384	01/09	193,691	30.34
Gymboree	1,925	01/09	46,200	24.00
Ann Taylor	4,500	01/09	131,175	29.15
Steak Escape	1,663	03/09	39,912	24.00
Cactus Low Carb Superstore	2,083	05/09	33,328	16.00
Brighton	1,498	06/09	40,836	27.26
Ben Adams Jewelers	2,233	11/09	55,825	25.00
Bombay Company	4,500	12/09	121,500	27.00
Talbots	6,314	01/11	164,164	26.00
Chico's	2,060	09/11	49,440	24.00
Chico's (Expansion)	1,000	09/11	35,000	35.00
Macaroni Grill	7,900	08/12	107,000	13.54
American Eagle	5,800	01/14	168,200	29.00
Chipotle Mexican Grill	2,556	03/14	63,261	24.75
Borders Books	27,500	03/17	411,670	14.97

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Pine Ridge Plaza, Lawrence, Kansas

On June 7, 2004, we purchased an existing shopping center known as Pine Ridge Plaza, containing 226,471 gross leasable square feet. The center is located at 3106 - 3140 Iowa Street, in Lawrence, Kansas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $26,981,500. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $119 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, T.J. Maxx and Bed, Bath & Beyond, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

T.J. Maxx	25,500	11	8.50	04/04	03/14

Bed, Bath & Beyond	24,000	11	10.00	01/04	12/13

For federal income tax purposes, the depreciable basis in this property will be approximately $20,236,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Pine Ridge Plaza was redeveloped between 1998 through 2004 and the inline strip center portion of the property was completed in 2001. As of June 1, 2004, this property was 64% occupied, with a total 145,817 square feet leased to twelve tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Old Navy	22,000	07/06	220,000	10.00
Jason's Deli	5,000	06/07	90,000	18.00
Deals	9,862	03/08	128,206	13.00
Electronic Boutique	2,190	03/08	41,063	18.75
Sports Clips	2,190	03/08	31,317	14.30
Bath & Body Works	2,500	01/12	37,500	15.00
Hurst Diamonds	1,375	02/12	24,750	18.00
Famous Footwear	12,000	07/12	180,000	15.00
Michaels	21,000	12/13	199,500	9.50
Bed, Bath & Beyond	24,000	12/13	240,000	10.00
Cost Plus World Market	18,200	04/14	245,700	13.50
T.J. Maxx	25,500	03/14	216,750	8.50
Kohls (Ground Lease)	N/A	01/19	360,000	N/A
IHOP (Ground Lease)	N/A	11/19	50,000	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Eckerd Drug Stores

On June 3, 2004, we purchased the following four separate existing freestanding retail properties built between 2003 and 2004 known as Eckerd Drug Stores, containing a total of 54,912 gross leasable square feet.

Location	Square Feet	Lease Term	Purchase Price ($)

1100 W. Hampton Boulevard	13,824	06/03/04 - 06/02/24	3,069,000
Greer, South Carolina

2041 S. Croatan Highway	13,824	06/03/04 - 06/02/24	3,650,000
Kill Devil Hills, North Carolina

Broad River and Kennerly	13,440	06/03/04 - 06/02/24	3,260,000
Columbia, South Carolina

1106 Main Street	13,824	06/03/04 - 06/02/24	2,625,000
Crossville, Tennessee

We purchased these Eckerd Drug Stores from Eckerd, an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $12,604,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $230 per square foot of leasable space.

We purchased these properties with our own funds. However, we expect to place financing on the properties at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Eckerd Drug Stores, will lease 100% of the total gross leasable area of each property. The leases with this tenant require the tenant to pay base annual rent on a monthly basis as follows:
Lessee/	Approximate GLA Leased	% of Total GLA of each	Current Annual	Base Rent Per Square Foot Per
Location	(Sq. Ft.)	Property *	Rent ($)	Annum ($)	Lease	Term

1100 W. Hampton Blvd.	13,824	100	254,727	18.43	06/03/04 -	06/02/24
Greer, SC

2041 S. Croatan Hwy.	13,824	100	302,950	21.91	06/03/04 -	06/02/24
Kill Devil Hills, NC

Broad River and Kennerly	13,440	100	270,580	20.13	06/03/04 -	06/02/24
Columbia, SC

1106 Main Street	13,824	100	217,875	15.76	06/03/04 -	06/02/24
Crossville, TN

* As of June 1, 2004, all of the properties were occupied by Eckerds.

For federal income tax purposes, the depreciable basis in these properties will be approximately $9,453,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plaza Santa Fe, Phase II, Santa Fe, New Mexico

On June 1, 2004, we purchased an existing shopping center known as Plaza Santa Fe, Phase II, containing 222,411 gross leasable square feet. The center is located at Cerrilos Road and Zafarano Boulevard in Santa Fe, New Mexico.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $31,200,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $141 per square foot of leasable space.

We purchased this property with our own funds and by assuming the existing mortgage debt on the property. The outstanding balance on the mortgage debt at the date of purchase was $17,600,000. This loan requires monthly principal and interest payments based on a fixed interest rate of 6.2% per annum and cannot be prepaid prior to January 2005. The loan matures on December 1, 2012.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Best Buy, Linens 'N Things and T.J. Maxx, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Best Buy	31,226	14	13.50	09/01	01/17

Linens 'N Things	31,500	14	13.50	11/00	01/16

T.J. Maxx	30,900	14	10.50	11/00	11/10

For federal income tax purposes, the depreciable basis in this property will be approximately $23,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plaza Santa Fe Phase II was built in 2000 to 2002. As of June 1, 2004, this property was 98% occupied, with a total 217,351 square feet leased to 20 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

State Farm Insurance	1,250	02/05	27,500	22.00
Old Navy	20,115	03/06	251,438	12.50
H & R Block	1,900	10/07	37,050	19.50
Corral West	7,450	11/07	75,543	10.14
Cactus Salon	1,250	01/08	30,000	24.00
Payless Shoe Source	2,850	03/08	57,000	20.00
Mens Wearhouse	4,539	05/08	83,972	18.50
French & French	3,038	11/08	69,874	23.00
Alltel	3,932	12/08	112,612	28.64
T.J. Maxx	30,900	11/10	324,450	10.50
Michael's	20,280	03/11	253,500	12.50
D & A Mattress	4,710	03/11	89,490	19.00
Famous Footwear	8,000	01/12	136,000	17.00
Super Nails	1,000	03/12	30,000	30.00
Quizno's	1,900	04/12	37,715	19.85
Osaka Grill	6,000	09/12	150,000	25.00
Linens 'N Things	31,500	01/16	425,250	13.50
Best Buy	31,226	01/17	421,551	13.50
PetSmart	20,010	01/17	284,742	14.23
Borders	15,501	01/18	234,957	15.16

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offering as of June 3, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	71,881,331	718,758,145	74,945,334	643,812,811

Shares sold pursuant to our distribution reinvestment program	748,258	7,108,456	-	7,108,456

	72,649,589	726,066,601	79,945,334	651,121,267

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.